BIOCHAR LIFE, P.B.C.

December 31, 2023



BIOCHAR LIFE, P.B.C.

For the Period Ended December 31, 2023

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Accountants' Review Report

To the Management of
Biochar Life, P.B.C.
Lambertville, New Jersey

We have reviewed the accompanying Financial Statements of Biochar Life, P.B.C., which comprise the Balance Sheet as of December 31, 2023, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year ended December 31, 2023, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Biochar Life, P.B.C. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

February 28, 2024
Flemington, New Jersey

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

BIOCHAR LIFE, P.B.C.
Balance Sheet
December 31, 2023

ASSETS

Current assets		
Cash and cash equivalents	$	323,725
Other assets		
Advances		10,100
Loan receivable, net of allowance for doubtful accounts of $10,000		-
Total other assets		10,100
Total assets	$	333,825

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Current portion of long-term debt	$	47,586
Income tax payable		16,344
Total current liabilities		63,930
Long-term liabilities		
Long-term debt, net of current portion		408,237
Stockholder's equity		
Common stock, $.01 par value		50
Additional paid-in capital		453
Accumulated deficit		(138,845)
Total stockholder's equity		(138,342)
Total liabilities and stockholder's equity	$	333,825

See accompanying notes to the financial statements and independent accountants' review report.

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BIOCHAR LIFE, P.B.C.
Statement of Operations
For the Year Ended December 31, 2023

Net revenue	$	810,285
Cost of sales		382,075
Gross profit		428,210
Operating Expenses		
Bank fees		172
Charitable donations		43,770
Computer expenses		10,917
Insurance expenses		1,427
Management fees		259,500
Marketing expenses		8,431
Professional fees		18,498
Travel and meetings		5,657
Total operating expenses		348,372
Other expenses		
Interest expense		148,332
Total other expenses		148,332
Net loss before provision for income taxes		(68,494)
Provision for income taxes		21,944
Net loss	$	(90,438)

See accompanying notes to the financial statements and independent accountants' review report.

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BIOCHAR LIFE, P.B.C.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Accumulated Surplus (Deficit)	Total Surplus (Deficit)
Balance - December 31, 2022	$ 50	$ 453	$ (48,407)	$ (47,904)
Net loss	-	-	(90,438)	(90,438)
Balance - December 31, 2023	$ 50	$ 453	$ (138,845)	$ (138,342)

See accompanying notes to the financial statements and independent accountants' review report.

BIOCHAR LIFE, P.B.C.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(90,438)
Adjustments to reconcile net loss to net cash provided by operating activities		
Deferred income taxes		5,600
Accrued interest on convertible debt		137,650
Increase (decrease) in liabilities		
Accounts payable		(19)
Deferred revenue		(25,000)
Income tax payable		16,344
Total adjustments		134,575
Net cash provided by operating activities		44,137
Cash flows from financing activities		
Proceeds from long-term debt		250,000
Repayments of long-term debt		(26,051)
Net cash provided by financing activities		223,949
Net increase in cash and cash equivalents		268,086
Cash and cash equivalents - beginning of year		55,639
Cash and cash equivalents - end of year	$	323,725
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	10,682

See accompanying notes to financial statements and independent accountants' review report.

Note 1 -   <u>Summary of significant accounting policies</u>
<u>Nature of operations</u>
Biochar Life, P.B.C. (the Company) was incorporated in Delaware on February 4, 2022. The Company is on a mission to tackle climate change, enhance public health, and alleviate rural poverty by working with smallholder farmers. The Company trains communities in the creation of biochar, a black carbon produced from biomass sources, and helps them generate Carbon sink (C-sink) credits, putting more money back into their hands while making a global impact.

<u>Basis of accounting</u>
The financial statements of the Organization have been prepared on the accrual basis of accounting.

<u>Use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>
The Company considers all short-term investments with an original maturity at date of purchase of three months or less to be cash equivalents.

<u>Income taxes</u>
The Company was formed as a C Corporation for Federal tax purposes. Since the Company was incorporated during 2022, all year's tax returns are subject to examination by tax authorities.

Deferred tax asset and liabilities are determined based on the difference between financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

<u>Revenue recognition</u>
The Company generates revenue through purchase agreements with customers in which they purchase C-sink certificates, and the Company sells those certificates. The certificates are based on the creation of C-sinks through the production of biochar for application in agriculture. C-sinks are created by removing carbon from the atmosphere, transferring the carbon into a form that can be stored stably and storing it safely. C-sinks are calculated and issued according to the Carbon Standard International (CSI) Global Artisan C-sink guideline, and certificates are issued. Revenue is generated based on the issuance and distribution of the certificates based on volumes of carbon and the levels of income based on the contract. Revenue is earned upon the sale of the certificates.

Note 2 - Concentration risk

Cash

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. There was $73,725 of uninsured cash at December 31, 2023.

Revenue

A major customer is defined as one generating 10% or greater of the Company's net revenue. For the year ended December 31, 2023, one customer accounted for almost 100% of revenue, which is contracted within a multi-year purchase agreement.

Note 3 - Advances

The Company advanced funds in the amount of $10,100 to a supplier to deliver 100 tons of Carbon dioxide equivalent (C02eq) in credits, which will be repaid when their credits are sold by the Company.

Note 4 - Loan receivable

In 2022 the Company loaned money to an associate with interest accruing at 5% annually. The maturity date of the loan was May 31, 2023, and has been extended. The total receivable at December 31, 2023 was $10,000. An allowance for doubtful accounts of $10,000 was recorded against the receivable since the original due date was not met.

Note 5 - Long-term debt

Long-term debt consists of the following at December 31, 2023:

Note payable with a related party in the amount of $100,000 due in monthly payments of $1,933 including interest at 6%. The note matures August 2027, and is unsecured.	$	76,187
Note payable with a related party in the amount of $100,000 due in monthly payments of $1,933 including interest at 6%. The note matures December 2027, and is unsecured.		91,986
The Company has a convertible note with an initial principal amount of $150,000 with a maturity date of November 17, 2030. This note bears interest at a rate of 0%. The Company has the option to redeem the debt within the first three years at 150% of the principal owed and after three years and before maturity the repayment is at 175% owed. Interest is imputed at 6%.		287,650
Long term debt		455,823
Less: current portion of long-term debt		(47,586)
Long-term debt, net of current portion	$	408,237

Note 5 -   Long-term debt (continued)
The future minimum principal payments for the remaining years ended December 31 are as follows:

2024	$	47,586
2025		40,259
2026		42,742
2027		37,586
Thereafter		287,650

Note 6 -   Common stock
The Company is authorized to issue 5,000 shares of Common Stock with a par value of $.01. As of December 31, 2023, 5,000 shares of Common Stock were issued and outstanding to Warm Heart Worldwide, Inc.

Note 7 -   Accounting standards updates
In August 2020 the Financial Accounting Standards Board, (FASB), issued Accounting Standards Update, (ASU), No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entities Own Equity (Subtopic 815-40).* This update modifies previous guidance on the methods available for recording and disclosing transactions for debt with conversion options. This Update is effective for years beginning after December 15, 2023, accordingly for the calendar 2024 year. The Management of the Company has elected to implement the ASU early, for the 2023 year.

Note 8 -   Convertible debt
Included in the Company's long-term debt is a loan which is convertible to equity. The contract meets the exceptions for derivative reporting. The contract is convertible into the Company's equity at the option of the holder in the event of a triggering event. Those triggering events include the maturity of the loan, sales of common stock in excess of $500,000, or a liquidity event, as defined. The share price for conversion is stated to be the same as the exercise price stated in the triggering event. The conversion is at 175% of the principal amount owed under this contract. Under the Company's current equity structure, it does not have sufficient unissued stock to facilitate a conversion.

Note 9 -   Income taxes
The provision for income taxes consists of the following for the year ended December 31, 2023:

Current Federal income tax	$	16,344
Deferred Federal income tax		5,600
Total provision for income taxes	$	21,944

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Note 10 -   Subsequent events
The Company's Management has determined that no material events or transactions occurred subsequent to December 31, 2023 and through February 28, 2024, the date of the Company's financial statements issuance, which require additional financial disclosure in the Company's financial statements.